THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

July 18, 2008

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Destiny Minerals, Inc.
        Form S-1 Registration Statement
        File No. 333-151693

Dear Ms. Parker:

     In response to your letter of comments dated July 18, 2008, please be advised as follows:

Cover Page

     1. The information requested has been provided on the cover page and in the Plan of Distribution; Terms of the Offering section.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:   CONRAD C. LYSIAK
         Conrad C. Lysiak